SECURITIES AND EXCHANGE COMMISSION
RECEIVED
FEB 2 4 2017
REGISTRATIONS BRANCH
16

PMS

17005554

Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-67225

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/01/16 (MM/DD/YY) AND ENDING 12/31/16 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: GCMI Securities Corp.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

19100 Von Karman Avenue, Suite 950
(No. and Street)

Irvine (City) CA (State) 92612 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Stephen G. Holmes 949-252-4600
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Elizabeth Tractenberg, CPA
(Name – *if individual, state last, first, middle name*)

2367 Clubhouse Drive (Address) Rocklin (City) CA (State) 95765 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

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OATH OR AFFIRMATION

I, Stephen G. Holmes, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of GCMI Securities Corp., as of December 31, 2016, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None

Signature

President

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in ~~Financial Condition~~ **Cash Flows.**
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

A notary public or other officer completing this certificate verifies only the identity of the individual who signed the document to which this certificate is attached, and not the truthfulness, accuracy, or validity of that document.

State of California, County of Orange

Subscribed and sworn to (or affirmed) before me

on this 10th day of January, 2017,

by Stephen G. Holmes

proved to me on the basis of satisfactory evidence to be the person(s) who appeared before me.

Signature:

MADOUL S. KOBTY
COMM. #2085527
Notary Public - California
Orange County
My Comm. Expires Nov. 7, 2018

GCMI Securities Corp.

Report Pursuant to Rule 17a-5 (d)

Financial Statements

For the Year Ended December 31, 2016

Elizabeth Tractenberg, CPA

2367 Clubhouse Drive
ROCKLIN, CALIFORNIA 95765
Office 916/259-1666 -- Fax 323/517-2625
elizabeth@tractenberg.net
PCAOB # 3621

Report of Independent Registered Public Accounting Firm

To the Board of Directors
GCMI Securities Corp.
Irvine, CA 92612

I have audited the accompanying statement of financial condition of GCMI Securities Corp. (the "Company"), as of December 31, 2016 and the related statements of income (loss), changes in stockholder's equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial condition of the Company as of December 31, 2016, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

The information contained in Schedules I, II and III (the "supplemental information") has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. My audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming my opinion on the supplemental information, I evaluated whether the supplemental information, including its form and content, is presented in conformity 17 C.F.R §240.17a-5. In my opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Elizabeth Tractenberg

Elizabeth Tractenberg, CPA
Rockling, CA
January 9, 2017

GCMI Securities Corp.
Statement of Financial Condition
December 31, 2016

Assets		
Cash		$152,554
Total Assets		$152,554
Liabilities and Stockholder's Equity		
Liabilities		$ -
Stockholder's Equity		
Common stock ($.01 par value, 1,000 shares authorized; 100 shares issued and outstanding)	$ 1	
Paid-in capital	49,999	
Retained earnings	102,554	152,554
Total Liabilities and Stockholder's Equity		$152,554

See accompanying notes to financial statements

GCMI Securities Corp.
Statement of Income
For the Year Ended December 31, 2016

Revenue	
Mergers and acquisitions	$1,444,280
Interest and dividend income	173
Total Revenue	1,444,453
Expenses	
Commissions (Note 4)	1,045,371
Licenses and permits (FINRA and SIPC fees)	16,416
Office expenses (Note 4)	12,000
Professional fees	22,025
Bank service charges	63
Total Expenses	1,095,875
Income Before Income Taxes	348,578
Income Tax Provision (Note 2)	-
Net Income	$348,578

See accompanying notes to financial statements

GCMI Securities Corp.
Statement of Changes in Stockholder's Equity
For the Year Ended December 31, 2016

	Common Stock Shares	Common Stock	Paid-In Capital	Retained Earnings	Total
Balance, December 31, 2015	100	$ 1	$ 49,999	$ 103,976	$153,976
Net Income				348,578	348,578
Dividends				(350,000)	(350,000)
Balance, December 31, 2016	100	$ 1	$ 49,999	$102,554	$152,554

See accompanying notes to financial statements

GCMI Securities Corp.

Statement of Cash Flows

For the Year Ended December 31, 2016

Cash Flows from Operating Activities	
Net income	$348,578
Net Cash Flows from Operating Activities	348,578
Cash Flows for Investing Activities	-
Cash Flows from (used in) Financing Activities	
Dividends paid to parent	(350,000)
Net Cash Flows from Financing Activities	(350,000)
Net decrease in Cash	(1,422)
Cash - beginning of the year	153,976
Cash - end of the year	$152,554
Supplemental Cash Flow Information	
Cash paid for interest	$ -
Cash paid for income tax	$ -

See accompanying notes to financial statements

GCMI Securities Corp.
Notes to Financial Statements
December 31, 2016

Note 1 - Organization and Nature of Business

GCMI Securities Corp. ("Company") was incorporated in the State of California on December 14, 2005. The Company is a registered broker-dealer with the Securities and Exchange Commission (SEC), the Financial Industry Regulatory Authority ("FINRA") and the Securities Investor Protection Corporation ("SIPC").

Note 2 - Significant Accounting Policies

Basis of Presentation - The Company conducts business limited to mergers and acquisitions, evaluations and finder services as well as investment banking and financial advising.

Under its membership agreement with FINRA and pursuant to Rule 15c3-3(k)(2)(i), the Company conducts business on a fully disclosed basis and does not execute or clear securities transactions for customers. Accordingly, the Company is exempt from the requirement of Rule 15c3-3 and the Securities Exchange Act of 1934 pertaining to the possession or control of customer assets and reserve requirements.

Use of Estimates - The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Revenue Recognition - Investment banking fees are contingent on, and are recognized upon, the successful completion of a project. Investment banking fees are generated from services related to a limited number of transactions. Due to the nature of the Company's business, the size of any one transaction may be significant to the Company's operations for the period.

Income Taxes - The Company elected to be taxed as a qualified subchapter S subsidiary (Q Sub) with its parent reporting as an S Corporation for Federal and California state income tax purposes.

As a Q Sub, the Company's asset, liability, income and expense items are treated as though they were owned, held or incurred by the parent S Corporation. As provided by its tax and expense sharing agreement, all taxes are paid by the parent company, Global Capital Markets, Inc.

Note 3 - Fair Value

Unless otherwise indicated, the fair values of all reported assets and liabilities that represent financial instruments (none of which are held for trading purposes) approximate the carrying values of such amounts.

Note 4 - Related Party

GCMI Securities Corp. and its parent company, Global Capital Markets, Inc. have entered into an expense sharing agreement whereby the Company agrees to pay the parent $1,000 per month for tax and office expenses including rent. During the year ending December 31, 2016 the Company paid its parent $12,000.

In addition, the Company has a fee sharing agreement with its parent whereby a negotiated percentage, generally 70 percent, of the fees generated from joint efforts are shared with Global Capital Markets, Inc. During the year ending December 31, 2016, the fees paid to the parent were $1,045,371.

It is possible that the terms of certain of the related party transactions are not the same as those that would result from transactions among wholly unrelated parties.

Note 5 - Concentration of Credit Risk

The Company is engaged in various activities in which counter-parties primarily include broker-dealers, banks, and other financial institutions. In the event counter-parties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counter-party or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counter-party.

Note 6 - Net Capital Requirement

The Company is subject to the SEC Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At December 31, 2016, the Company had net capital of $152,554 which was $147,554 in excess of its required net capital of $5,000. The Company's net capital ratio was 0 to 1.

Note 7 - Income Taxes

As discussed in Note 2 - Significant Accounting Policies, the Company elected to be taxed as a qualified subchapter S subsidiary (Q Sub) with its parent reporting as an S Corporation for Federal and California state income tax purposes. As a Q Sub, the Company's asset, liability, income and expense items are treated as though they were owned, held or incurred by the parent S Corporation. As provided by its tax and expense sharing agreement, all taxes are paid by the parent company, Global Capital Markets, Inc.

Note 8 - Exemption from the SEC Rule 15c3-3

Rule 15c3-3(k)(2)(i) provides an exemption from the SEC's so-called "customer protection rule" for firms that: carry no margin accounts; promptly transmit all customer funds and deliver all securities received in connection with their broker-dealer activities; do not otherwise hold funds or securities for, or owe money or securities to, customers; and effectuate all financial transactions with customers through one or more bank accounts designated as "Special Account for the Exclusive Benefit of Customers" of the Company.

Note 9 - Subsequent Events

Management has reviewed the results of operations for the period of time from its year-end December 31, 2016 through January 9, 2017, the date the financial statements were available to be issued, and has determined that no adjustments are necessary to the amounts reported in the accompanying financial statements nor have any subsequent events occurred, the nature of which would require disclosure.

GCMI Securities Corp
Schedule I - Computation of Net Capital Requirements
Pursuant to Rule 15c3-1
December 31, 2016

Computation of net capital	
Total ownership equity from statement of financial condition	$152,554
Nonallowable assets:	
Commissions receivable	-
Net capital	152,554
Computation of net capital requirements	
Minimum net aggregate indebtedness -	
6.67% of net aggregate indebtedness	-
Minimum dollar net capital required	5,000
Net capital required (greater of above amounts)	5,000
Excess capital	147,554
Excess net capital (net capital less 10% of aggregate indebtedness)	147,554
Computation of aggregate indebtedness	
Total liabilities	-
Aggregate indebtedness to net capital	-

Reconciliation

The following is a reconciliation of the above net capital computation with the Company's corresponding unaudited computation pursuant to Rule 179-5(d)(4):

Net capital per computation	152,554
Variance	
Rounding	-
Net capital per audit report	$152,554

See accompanying notes to financial statements

GCMI Securities Corp.
Schedule II - Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3
as of December 31, 2016

A computation of reserve requirement is not applicable to GCMI Securities Corp. as the Company qualifies for exemption under Rule 15c3-3(k)(2)(i).

GCMI Securities Corp.
Schedule III - Information Relating to Possession or Control Requirements Under Rule 15c3-3
as of December 31, 2016

Information relating to possession or control requirements is not applicable to GCMI Securities Corp. as the Company qualifies for exemption under Rule 15c3-3(k)(2)(i).

Elizabeth Tractenberg, CPA

2367 Clubhouse Drive
ROCKLIN, CALIFORNIA 95765
916/259-1666 – Fax 323/517-2625
elizabeth@tractenberg.net
PCAOB # 3621

Report of Independent Registered Public Accounting Firm – Exemption Report

To the Board of Directors
GCMI Securities Corp.

I have reviewed management's statements, included in the accompanying GCMI Securities Corp. (the "Company") Exemption Report in which (1) the Company identified the following provisions of 17C.F.R. §15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. §240.15c3-3: ((k) (2) (i)) (the "exemption provisions"), and (2) the Company stated that they met the identified exemption provisions throughout the most recent fiscal year without exception. The Company's management is responsible for compliance with the exemption provisions and its statements.

My review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope that an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, I do not express such an opinion.

Based on my review, I am not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k) (2) (i) of Rule 15c3-3 under the Securities Exchange Act of 1934 for the periods noted in paragraph 1 above.

Elizabeth Tractenberg

Elizabeth Tractenberg, CPA
Rocklin, CA
January 9, 2017

GCMI Securities Corp.
19100 Von Karman Avenue Suite 950
Irvine, CA 92612

December 31, 2016

Elizabeth Tractenberg, CPA
2367 Clubhouse Drive
Rocklin, CA 95765

Re: SEC Rule 17a-5(d) (4) Exemption Report

Dear Elizabeth:

Pursuant to the referenced rule, the following information is provided.
Under its membership agreement with FINRA and pursuant to Rule 15c3-3(k)(2)(i), the Company conducts business on a fully disclosed basis and does not execute or clear securities transactions for customers.

GCMI Securities Corp. met the Section 204, 15c3-3(k)(2)(i) exemption for the period January I, 2016 to December 31, 2016.

Sincerely,

Stephen G. Holmes
CCO